EXHIBIT 99.1

[INTERNET AMERICA LOGO]

CONTACT

Internet America, Inc.	May 17, 2004
214.861.2582
investor.relations@airmail.net

INTERNET AMERICA REPORTS THIRD QUARTER RESULTS

DALLAS, May 17, 2004 — Internet America, Inc. (OTCBB: GEEK) today announced results for its third fiscal quarter ended March 31, 2004.

Internet America recorded a net loss of $(104,000) for the quarter, or $(0.01) per share, compared to net income of $536,000, or $0.05 per share for the same quarter in the prior year. The Company reported revenue of $2.8 million for the quarter compared to $4.2 million a year ago. Internet America’s subscriber count was approximately 65,000 at March 31, 2004.

During the quarter ending March 31, 2004 the settlement of a lawsuit and the fees directly associated with the prosecution and settlement of that suit totaled approximately $525,000. Part of these settlement expenses were offset during the quarter by a one-time gain of approximately $300,000 from a sales tax refund and interest income associated with that refund.

William E. Ladin, President and Chief Executive Officer of Internet America commented, “The quarter ending March 31, 2004 was challenging. Our subscriber attrition, which was 9.2% for the three months December 31, 2003, was reduced to 5.8% for the three months ended March 31, 2004. We believe this improvement was due to our increased marketing and advertising efforts and our introduction of a number of new products. This positive trend has continued through today. While we are not able to predict exactly when we will stop losing customers and return to growth on a net basis, we believe that we are making progress in that direction. We intend to introduce new products this month and in June 2004 that we believe will contribute to subscriber increases. Additionally, we are examining a number of new broadband products, including wireless broadband and broadband over power lines.”

Ladin continued “At this time, the company’s focus is on subscriber base growth and revenue growth through the recent introduction of several new products and the expected near-term introduction of more new products. The Company has initiated marketing campaigns that introduce and support these products and are designed to grow our subscriber base. We will continue to provide the high quality connectivity and customer service that our customers expect, but believe that we must emphasize new applications and products that make our connectivity more useful to our customers. In that regard, we expect to continue to follow our user density strategy by focusing on markets where we have established branding rather than new markets.”

Internet America is a leading Internet service provider primarily serving the Texas market. Based in Dallas, Internet America offers businesses and individuals a full range of Internet services, including dedicated high-speed access, dial-up access, DSL and web hosting. Internet America focuses on the speed and quality of its Internet services, products that make connectivity more useful and a commitment to providing excellent customer care. Additional information on Internet America is available on the Company’s web site at www.internetamerica.com.

This press release may contain forward-looking statements relating to future business expectations. These statements, specifically including management’s beliefs, expectations and goals, are subject to many uncertainties that exist in Internet America’s operations and business environment. Business plans may change and actual results may differ materially as a result of a number of risk factors. These risk factors include, without limitation, that the Company (1) will not increase revenues or improve EBITDA, profitability or product margins, (2) will not retain or grow its customer base, including its DSL and commercial services customers, (3) will not continue to achieve operating efficiencies, and (4) will be adversely affected by dependence on network infrastructure, telecommunications carriers and other suppliers, by regulatory changes and by general competitive, economic and business conditions. These risk factors are not intended to represent a complete list of all risks and uncertainties in the Company’s business and should be read in conjunction with the more detailed cautionary statements included in the Company’s most recent SEC filings.

Internet America, Inc.

(OTC BB: GEEK)

Unaudited Financial Summary

(in thousands, except per share data and subscriber count)

	Three Months Ended
	03/31/04	03/31/03
Subscribers	65,000	103,000

Internet services revenue	$2,827	$4,183
Other revenue	5	9

Total revenue	2,832	4,192

Connectivity and operations	1,343	1,983
Sales & marketing	313	119
General & administrative	1,284	1,282

EBITDA[1]	(108)	808

Depreciation	67	129
Interest (income) expense, net	(71)	143

Net (loss) income	$(104)	$536

Basic (loss) income per share	$(0.01)	$0.05
Weighted average shares – basic	10,418,944	10,291,305

Fully diluted (loss) income per share	$(0.01)	$0.05
Weighted average shares – fully diluted	10,418,944	10,295,645

Reconciliation of net income (a GAAP measure) to EBITDA (a Non-GAAP measure)
(in thousands)

	Three Months Ended
	03/31/04	03/31/03
Net income	$(104)	$536
Add:
Depreciation	67	129
Interest (income) expense, net	(71)	143

EBITDA	$(108)	$808

1 EBITDA: Earnings before Interest (Income) Expense, Taxes and Depreciation and Amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to net income as a measure of performance. Management has consistently used EBITDA on a historical basis as a measurement of the Company’s current operating cash income because it is commonly used in the industry and we believe it is useful information for investors.

	Fiscal Year Ended
	03/31/04	03/31/03
Current assets	$2,460	$5,795
Property and equipment, net	176	465
Other assets	4,361	4,399

Total assets	$6,997	$10,659

Current liabilities	$3,518	$5,064
Accrued lawsuit	—	3,300

Total liabilities	3,518	8,364
Total stockholders’ equity	3,479	2,295

Total liabilities and stockholders’ equity	$6,997	$10,659

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